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August 17, 2005


VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

   Re: The Gabelli Equity Trust Inc.
       Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Securities Act File No. 333-12611, Investment Company Act
       File No. 811-08560
       Response to Comments
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Ladies and Gentlemen:

On behalf of The Gabelli Equity Trust Inc. (the "Fund"), this letter responds to the comments made by Laura Hatch of the staff of the Securities and Exchange Commission on August 17, 2005 on Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-14 under the Securities Act of 1933, as amended, regarding the proposed reorganization of Sterling Capital Corporation ("Sterling Capital") with the Fund (the "Reorganization"). The Amendment was filed on August 17, 2005. The comments, and the Fund's responses, are as follows:

1. Comment: Please confirm that the time period between the mail date of August 26, 2005 and the meeting date of September 12,2005 complies with state law requirements.

   Response: New York law, under which Sterling Capital is organized, requires at least ten, but no more than 60, days between mailing date and meeting date, so the time period complies with state law.

2. Comment: Please add to the disclosure on p. 28 under the caption "Information about the Reorganization--Equity Trust Board

Considerations" that the Fund's Board determined that the Reorganization was in the best interests of the Fund's shareholders.

   Response: The Amendment states on p. 27 that "the Board of Directors of each Fund, including a majority of the Non-Interested Directors of each Fund, after consideration of the potential benefits of the Reorganization to the shareholders of that Fund, the options available and consequences that could potentially occur without the Reorganization, and the expenses


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Securities and Exchange Commission
August 17, 2005
Page 2


expected to be incurred by that Fund in connection with the Reorganization, determined that the proposed Reorganization is in the best interests of each Fund." The requested change will be made on p. 28.

3. Comment: Please state whether there are any future arrangements between the officers and directors of Sterling Capital, the

Scheuer family or Gaymark Associates with the Fund.

   Response: We have been advised that there are no such arrangements.


The Fund requests that the Amendment be declared effective as of 4:00 p.m. on August 17, 2005, or as soon as possible thereafter.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O'Donnell

Dianne E. O'Donnell

Enclosures

cc:      Laura Hatch, Division of Investment Management, SEC
         Daniel Schloendorn, Esq., Willkie Farr & Gallagher LLP
         Bruce Alpert, Gabelli Funds, LLC
         James McKee, Esq., Gabelli Funds, LLC